Exhibit 99.1

Yandex Confirms Discussions with Tinkoff Group

Moscow and Amsterdam, September 22, 2020 — Yandex N.V. (NASDAQ and MOEX: YNDX) (“Yandex,” “we” or the “Company”), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today confirmed that it is in discussions with TCS Group Holding PLC (“Tinkoff”) regarding a possible offer by Yandex for 100% of the share capital of Tinkoff (the “Potential Transaction”).

The parties have come to an agreement in principle on a transaction that would consist of cash and share consideration worth approximately $5.48 billion or $27.64 per Tinkoff share, which, based on the closing price of Yandex shares on September 21, 2020, would represent a premium of approximately:

•                  8.0% to the closing price per Tinkoff GDR of $25.60 on September 21, 2020;

•                  10.4% to the volume weighted average closing price per Tinkoff GDR of $25.04 for the one-month period ended on September 21, 2020; and

•                  16.9% to the volume weighted average closing price per Tinkoff GDR of $23.65 for the three-month period ended on September 21, 2020.

The final terms are subject to the satisfactory completion of due diligence and agreement on definitive documentation, including agreement regarding conditions to closing.  There can be no certainty that any firm offer will be made for Tinkoff, nor as to the final terms on which any firm offer might be made.

The current intention of Yandex and Tinkoff is for the Potential Transaction to be implemented by means of a scheme of arrangement of Tinkoff under Cyprus law.

The Proposed Transaction would be subject to the approval of Yandex’s Class A shareholders and General Meeting of shareholders. If the Potential Transaction proceeds, Yandex will provide notice of its shareholders meetings and accompanying documentation in due course.

Forward-Looking Statements

All statements included in this press release, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements, including statements regarding the Potential Transaction, are based on management’s current expectations and are subject to risks, uncertainties and changes in circumstances. Accordingly, the Company cautions that the forward-looking statements contained herein are qualified by important factors and uncertainties that could cause actual events to differ materially from those reflected by such statements. Such factors and uncertainties include, but are not limited to, the risks that are detailed from time to time in the Company’s filings with the Securities and Exchange Commission (“SEC”). For more information on the factors that could affect the Company’s financial results and business, review the Company’s filings with the SEC, including, but not limited to, our Annual Report on Form 20-F for the year ended December 31, 2019, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release is as of September 22, 2019, and Yandex undertakes no duty to update this information unless required by law.

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

Contacts:

Investor Relations

Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com